EXHIBIT 99.1

Yamana Gold Declares Commercial Production at Cerro Moro

TORONTO, June 26, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) (“Yamana” or “the Company”) is pleased to announce the declaration of commercial production at Cerro Moro, a high-grade gold and silver mine in Santa Cruz, Argentina.

Daniel Racine, Yamana’s Executive Vice President and Chief Operating Officer, commented as follows: “We are pleased that Cerro Moro, an operation that we expect to contribute significantly to our production, has reached this important commercial milestone.  The project has been brought to this stage on schedule and on budget, which reflects the significant efforts by operations and technical services management since construction began a few years ago.”

Jason LeBlanc, Yamana’s Senior Vice President, Finance and Chief Financial Officer, commented as follows: “Cerro Moro is expected to generate a disproportionate amount of cash flow and free cash flow relative to the comparatively small-scale nature of the operation.  With the planned reduction in expansionary capital spending and the anticipated strong margin to metal prices at Cerro Moro, per prior guidance the step change in cash flow we have planned is expected to begin in the second half of 2018 and be more pronounced beginning in 2019.”

The first gold and silver doré production at Cerro Moro was announced on May 16, 2018, and the ramp up to commercial production was achieved as planned in the second quarter of 2018.

There are several quantitative and qualitative factors relating to a commercial production decision. Mostly, the determination relates to the sustainability of and ultimate profitability of an operation. In the case of Cerro Moro, the factors included the sustainability of mining and throughput rates above certain levels, recoveries consistent with design, and grades at least consistent with mine plan. Mining rates are according to plan, throughput has increased steadily since start-up and has been consistent at rates well above seventy per cent of capacity, recoveries for gold and silver have been consistently above ninety per cent of design, grades are consistent with mine plan, mine development, both for open pit and underground, is in line with plan, and, in addition, the operation has successfully created a high-grade stockpile of over six weeks in the process.

Cerro Moro is expected to deliver on 2018 production guidance with modest production in the second quarter of 2018 and nearly all of the expected 2018 production to be delivered in the second half of the year.  With the declaration of commercial production, the focus is now on optimizing the operation and ensuring operating costs reach guidance levels.

Qualified Persons

Scientific and technical information contained in this press release relating Cerro Moro has been reviewed and approved by Carlos Bottinelli (Manager, Technical Services).  Mr. Bottinelli is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, including continued advancements at Cerro Moro. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and financial expectations being met at Cerro Moro, the impact of proposed optimizations at the Company's projects, production, exploration, development, and expansion plans being met, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.